SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
Amendment No. 1
Orion HealthCorp., Inc.
(Name of Issuer)
Orion HealthCorp., Inc.
Brantley Partners IV, L.P.
Brantley Venture Partners III, L.P.
Brantley Equity Partners, L.P.
Brantley Management IV, L.P.
Brantley Venture Management III, L.P.
Brantley Management V, LLC
Pinkas Family Partners, L.P.
Phoenix Life Insurance Company
Robert P. Pinkas
Paul H. Cascio
Terrence L. Bauer
(Name of Person(s) Filing Statement)
Class A Common Stock, par value $0.00l per share
(Title of Class of Securities)
68627W109
(CUSIP Number of Class of Securities)
Terrence L. Bauer, President and Chief Executive Officer
Orion HealthCorp., Inc.
1805 Old Alabama Road
Suite 350
Roswell, Georgia 30076
(678) 832-1800
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)
With a copy to:
Douglas E. Haas, Esq.
Benesch Friedlander Coplan & Aronoff LLP
2300 BP Tower
200 Public Square
Cleveland, Ohio 44114
(216) 363-4602
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation l4C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$265,314.43	$8.15

*	Calculated solely for purposes of determining the filing fee. The Transaction Valuation is calculated based on $0.23 per share to be paid for an estimated 1,153,541 shares of Class A Common Stock of the subject company in lieu of fractional shares expected to be created by the Rule 13E-3 transaction. The filing fee was determined by multiplying 0.00003070 by the Transaction Valuation.
Check the box if any part of the fee is offset as provided by §240.l-ll(1)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☑

Amount Previously Paid: $8.15	Filing Party: Orion HealthCorp., Inc.,
Brantley Partners IV, L.P.,
Robert P. Pinkas and Terrence L. Bauer

Form or Registration No.: Schedule 13E-3 (File No. 5-36312)	Date Filed: September 21, 2007

i

     This Amendment No. 1 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”) initially filed by Orion HealthCorp, Inc., a Delaware corporation (“Orion”), Brantley Partners IV, L.P., a limited partnership, Robert P. Pinkas and Terrence L. Bauer on September 21, 2007 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and Rule 13E-3 promulgated thereunder, and filed concurrently with a preliminary proxy statement pursuant to Regulation 14A under the Exchange Act.
     This Amendment No. 1 to the Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with the filing of Amendment No. 1 to Orion’s preliminary proxy statement on Schedule 14A filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the “Proxy Statement”). The information contained in the Proxy Statement is hereby expressly incorporated in this Schedule 13E-3 by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement.
     As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.
Item 1. Summary Term Sheet.
     The information set forth in the section titled “Summary Term Sheet” in the Proxy Statement is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. The name of the subject company is Orion HealthCorp, Inc., a Delaware corporation. Orion’s principal executive offices are located at 1805 Old Alabama Road, Suite 350, Roswell, Georgia 30076. Orion’s telephone number is (678) 832-1800.
     (b) Securities. The subject class of equity securities to which this Schedule 13E-3 relates is Orion’s Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of which 105,504,032 shares were outstanding as of October 31, 2007.
     (c) Trading, Market and Prices. The information set forth in the Proxy Statement under “Market for Class A Common Stock and Related Stockholder Matters” is incorporated herein by reference.
     (d) Dividends. The information set forth in the Proxy Statement under “Market for Class A Common Stock and Related Stockholder Matters — Dividends” is incorporated herein by reference.
     (e) Prior Public Offerings. Orion has not made an underwritten public offering of the Class A Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.
     (f) Prior Stock Purchases. The information set forth in the Proxy Statement under “Market for Class A Common Stock and Related Stockholder Matters — Stock Purchases by Orion” and “Market for Class A Common Stock and Related Stockholder Matters — Stock Purchases By Directors, Officers and Certain Significant Stockholders” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address. The filing persons are Orion, Robert P. Pinkas, Paul H. Cascio, Brantley Partners IV, L.P. (“Brantley IV”), Brantley Venture Partners III, L.P. (“Brantley III”), Brantley Equity Partners, L.P. (“BEP”), Brantley Management IV, L.P. (“Brantley Management IV”), Brantley Venture Management III, L.P. (“Brantley Management III”), Brantley Management V, LLC (“Brantley Management V”), Phoenix Life Insurance Company (“Phoenix”), Pinkas Family Partners, L.P. (“Pinkas Partners”) and Terrence L. Bauer. Orion’s address and telephone number are provided in Item 2(a) above. The business address of Brantley IV, Brantley III, BEP, Brantley Management IV, Brantley Management III, Brantley Management V and Pinkas Partners is 3201 Enterprise Parkway, Suite 350, Beachwood, Ohio 44122, telephone number (216) 464-8400. The business address of Phoenix is One American Row, Hartford, Connecticut 06115, telephone number 1-800-403-5000. The address of each executive officer and director is c/o Orion HealthCorp., Inc., 1805 Old Alabama Road, Roswell, Georgia 30076, telephone number (678) 832-1800. The names of the executive officers and directors are set forth below.
Executive Officers
Terrence L. Bauer, President and Chief Executive Officer
Stephen H. Murdock, Chief Financial Officer and Corporate Secretary
Dennis M. Cain, Chief Executive Officer of Medical Billing Services, Inc.
Tommy M. Smith, President and Chief Operating Officer of Medical Billing Services, Inc.
Directors
Terrence L. Bauer
Paul H. Cascio
David Crane
Robert P. Pinkas
Joseph M. Valley, Jr.
     Mr. Pinkas is the sole general partner of Pinkas Partners. Pinkas Partners is a general partner of, and holds a majority of the general partnership interests of, Brantley Management III, which is the sole general partner of Brantley III. Pinkas Partners is a general partner of and holds a majority of the general partnership interests of Brantley Management IV, which is the sole general partner of Brantley Partners IV. Pinkas Partners also holds a majority of the equity interests of Brantley Management V, which is the sole general partner of BEP. Brantley IV is the majority stockholder of Orion and, collectively with Brantley III and BEP, controls the following shares: (a) 2,439,547 shares of Class A Common Stock owned by Brantley III; (b) 71,326,093 shares of Class A Common Stock owned by Brantley IV; (c) 1,634,282 shares of Class A Common Stock owned by BEP; (d) 8,749,952 shares of Class A Common Stock issuable upon conversion of 8,749,952 shares of Class D Common Stock owned by Brantley IV; and (e) 20,455 shares of Class A Common Stock issuable upon exercise of warrants to purchase Class A Common Stock owned by Brantley IV.
     Brantley IV is the majority stockholder of Orion and is providing a portion of the financing for the proposal being solicited in the Proxy Statement. A description of Brantley IV’s relationship to Orion is set forth in the paragraph above.
     Brantley III owns 2,439,547 shares of Class A Common Stock of Orion. Pinkas Partners is a general partner of, and holds a majority of the general partnership interests of, Brantley Management III, which is a general partner of, and holds a majority of the general partnership interests of, Brantley III.
     BEP owns 1,634,282 shares of Class A Common Stock of Orion. Pinkas Partners holds a majority of the limited liability membership interests of Brantley Management V, which is a general partner of, and holds a majority of the general partnership interests of, BEP.
     Brantley Management IV is a general partner of, and holds a majority of the general partnership interests of, Brantley IV. Pinkas Partners is a general partner of, and holds a majority of the general partnership interests of, Brantley Management IV. Mr. Pinkas, our director and stockholder, is a general partner of, and holds a majority of the general partnership interests of, Pinkas Partners.
     Brantley Management III is a general partner of, and holds a majority of the general partnership interests of, Brantley III. Pinkas Partners is a general partner of, and holds a majority of the general partnership interests of, Brantley Management III. Mr. Pinkas, our director and stockholder, is a general partner of, and holds a majority of the general partnership interests of, Pinkas Partners.
     Brantley Management V is a general partner of, and holds a majority of the general partnership interests of, BEP. Pinkas Partners holds a majority of the limited liability company membership interests of, Brantley Management V. Mr. Pinkas, our director and stockholder, is a general partner of, and holds a majority of the general partnership interests of, Pinkas Partners.

     Phoenix owns warrants to purchase 1,421,629 shares of Class A Common Stock of Orion and 15,909,003 shares of Class D Common Stock of Orion that is convertible into 15,909,003 shares of Class A Common Stock of Orion. Phoenix is also providing a portion of the financing for the proposal being solicited in the Proxy Statement.
     Mr. Cascio serves as general partner of Brantley Management III, which is a general partner of Brantley III, and Brantley Management IV, which is a general partner of Brantley Management IV and limited partner of each of Brantley III and Brantley IV, respectively.
     Terrence L. Bauer is Orion’s President and Chief Executive Officer, a member of Orion’s board of directors and is providing a portion of the financing for the proposal being solicited in the Proxy Statement.
     (b) Business and Background of Entities. Brantley IV, Brantley III, BEP, Brantley Management IV, Brantley Management III, Brantley Management V and Pinkas Partners are private equity organizations that act as lead investors in privately held companies in a variety of manufacturing, technology and service industries throughout the United States. Phoenix is a provider of life insurance, annuities and investment products for the accumulation, preservation and transfer of wealth. A description of the relationships of each of Brantley IV, Brantley III, BEP, Brantley Management IV, Brantley Management III, Brantley Management V, Phoenix and Pinkas Partners to Orion are set forth in Item 3(a) above. During the last five years, none of Brantley IV, Brantley III, BEP, Brantley Management IV, Brantley Management III, Brantley Management V, Phoenix or Pinkas Partners, nor any of their respective directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.
     (c) Business and Background of Natural Persons. The information set forth in Item 2(a) above and in the Proxy Statement under “Our Management—Directors” and “Our Management—Executive Officers Who Do Not Serve as Directors” is incorporated herein by reference. All directors and executive officers are United States citizens. During the last five years, neither Orion nor any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Proxy Statement under “Summary Term Sheet,” “The Special Meeting —Vote Required,” “Special Factors—Purpose of and Reasons for the Transaction,” “Special Factors—Background of the Transaction—Board and Special Committee Deliberations,” “Special Factors—U.S. Federal Income Tax Consequences” and “The Proposed Amendment” is incorporated herein by reference.
     (b) Purchases. The information set forth in the Proxy Statement under “Special Factors — Interests of Our Directors and Executive Officers in the Transaction” is incorporated herein by reference.
     (c) Different Terms. The information set forth in the Proxy Statement under “Special Factors — Certain Effects of the Transaction” and “Special Factors —Interests of Our Directors and Executive Officers in the Transaction” is incorporated herein by reference.
     (d) Appraisal Rights. The information set forth in the Proxy Statement under “Special Factors—No Appraisal or Dissenters’ Rights; Escheat Laws” is incorporated herein by reference.
     (e) Provisions for Unaffiliated Security Holders. Orion has not made any provision in connection with the transaction to grant unaffiliated security holders access to Orion’s corporate files or to obtain counsel or appraisal services at Orion’s expense.
     (f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a) Transactions. The information set forth in the Proxy Statement under “Special Factors —Interests of Our Directors and Executive Officers in the Transaction” and “Certain Transactions” is incorporated herein by reference.
     (b) Significant Corporate Events. The information set forth in the Proxy Statement under “Special Factors —Interests of Our Directors and Executive Officers in the Transaction,” “Security Ownership of Certain Beneficial Owners” and “Certain Transactions” is incorporated herein by reference.
     (c) Negotiations or Contacts. The information set forth in the Proxy Statement under “Security Ownership of Certain Beneficial Owners” and “Certain Transactions” is incorporated herein by reference.
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “Special Factors — Certain Effects of the Transaction,” “Special Factors — Source of Funds and Financing of the Transaction” and “Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (b) Use of Securities Acquired. Shares of the Class A Common Stock to be acquired will be kept in Orion’s treasury and thereafter may be reissued or retired.
     (c) Plans. The information set forth in the Proxy Statement under “Summary Term Sheet— The Transaction,” “Special Factors — Background of the Transaction — Board and Special Committee Deliberations,” “Summary Term Sheet — Purpose of and Reasons for the Transaction,” “Summary Term Sheet — American Stock Exchange Delisting,” “Summary Term Sheet — Benefits of the Transaction,” “Summary Term Sheet — Disadvantages of the Transaction,” “Special Factors — Purpose of and Reasons for the Transaction,” “Special Factors — American Stock Exchange Delisting,” “Special Factors — Benefits of the Transaction,” “Special Factors — Disadvantages of the Transaction,” “Special Factors — Certain Effects of the Transaction” and “Special Factors — Conduct of Our Business after the Transaction” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
     (a) Purposes. The information set forth in the Proxy Statement under “Summary Term Sheet — Purpose of and Reasons for the Transaction,” “Special Factors — Purpose of and Reasons for the Transaction” and “Special Factors—Background of the Transaction—Board and Special Committee Deliberations” is incorporated herein by reference.
     (b) Alternatives. The information set forth in the Proxy Statement under “Summary Term Sheet — Alternatives Considered” and “Special Factors — Alternatives Considered” is incorporated herein by reference.
     (c) Reasons. The information set forth in the Proxy Statement under “Summary Term Sheet — Purpose of and Reasons for the Transaction,” “Special Factors — Background of the Transaction Board and Special Committee Deliberations” and “Special Factors—Purpose of and Reasons for the Transaction” is incorporated herein by reference.
     (d) Effects. The information set forth in the Proxy Statement under “Summary Term Sheet — The Transaction,” “Summary Term Sheet — Purpose of and Reasons for the Transaction,” “Summary Term Sheet — American Stock Exchange Delisting,” “Summary Term Sheet — Benefits of the Transaction,” “Summary Term Sheet—Disadvantages of the Transaction,” “Summary Term Sheet — U.S. Federal Income Tax Consequences,” “Special Factors — Purpose of and Reasons for the Transaction,” “Special Factors — American Stock Exchange Delisting,” “Special Factors — Benefits of the Transaction,” “Special Factors — Disadvantages of the Transaction,” “Special Factors — Certain Effects of the Transaction,” “Special Factors — U.S. Federal Income Tax Consequences” and “Special Factors — Conduct of Our Business After the Transaction” is incorporated herein by reference.
Item 8. Fairness of the Transaction.
     (a) Fairness. The information set forth in the Proxy Statement under “Summary Term Sheet — Fairness of the Transaction,” “Summary Term Sheet — Fairness of the Process,” “Summary Term Sheet — Recommendations of the Special Committee,” “Special Factors — Background of the Transaction — Board and

Special Committee Deliberations” and “Special Factors — Recommendation of the Special Committee” is incorporated herein by reference. Mr. Bauer, Mr. Pinkas, Mr. Cascio, Brantley IV, Brantley III, BEP, Brantley Management IV, Brantley Management III, Brantley Management V, Phoenix and Pinkas Partners have each determined that the transaction is procedurally and substantively fair to the unaffiliated stockholders of Orion.
     (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “Summary Term Sheet —Fairness of the Transaction,” “Summary Term Sheet — Fairness of the Process” and “Special Factors — Recommendation of the Special Committee” is incorporated herein by reference. In making their determination of fairness set forth in Item 8(a) above, Mr. Bauer, Mr. Pinkas, Mr. Cascio, Brantley IV, Brantley III, BEP, Brantley Management IV, Brantley Management III, Brantley Management V, Phoenix and Pinkas Partners have considered the factors and adopt the analysis of the Special Committee set forth specifically in the Proxy Statement under “Summary Term Sheet —Fairness of the Transaction,” “Summary Term Sheet — Fairness of the Process,” “Special Factors — Background of the Transaction — Board and Special Committee Deliberations” and “Special Factors — Recommendation of the Special Committee”.
     (c) Approval of Security Holders. The information set forth in the Proxy Statement under “Summary Term Sheet — Fairness of the Process,” “Summary Term Sheet — Recommendations of the Special Committee” and “Special Factors — Recommendation of the Special Committee” is incorporated herein by reference.
     (d) Unaffiliated Representatives. The information set forth in the Proxy Statement under “Summary Term Sheet — Fairness of the Process,” “Summary Term Sheet — Recommendations of the Special Committee” and “Special Factors — Recommendation of the Special Committee” is incorporated herein by reference.
     (e) Approval of Directors. The information set forth in the Proxy Statement under “Summary Term Sheet — Recommendation of the Special Committee” and “Special Factors — Recommendation of the Special Committee” is incorporated herein by reference.
     (f) Other Offers. The information set forth in the Proxy Statement under “Summary Term Sheet — Fairness of the Process” and “Special Factors — Background of the Transaction—Board and Special Committee Deliberations” is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Negotiations.
     (a) Report, Opinion or Appraisals. The information set forth in the Proxy Statement under “Special Factors — Background of the Transaction—Board and Special Committee Deliberations” and “Special Factors — Opinion of Adams Capital, Inc.” is incorporated herein by reference.
     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “Special Factors — Background of the Transaction—Board and Special Committee Deliberations” and “Special Factors — Opinion of Adams Capital, Inc.” is incorporated herein by reference.
     (c) Availability of Documents. The information set forth in the Proxy Statement under “Special Factors — Opinion of Adams Capital, Inc.” and “Where You Can Find More Information” is incorporated herein by reference. The full text of the fairness opinion of Adams Capital, Inc., dated September 18, 2007, is attached as Appendix B to the Proxy Statement. Such document is also available for inspection and copying at Orion’s principal executive offices, 1805 Old Alabama Road, Suite 350, Roswell, Georgia 30076.
Item 10. Source and Amounts of Funds or Other Consideration.
     (a) Source of Funds, (b) Conditions, (c) Expenses and (d) Borrowed Funds. The information set forth in the Proxy Statement under “Summary Term Sheet — Source of Funds; Financing of the Transaction” and “Special Factors—Source of Funds and Financing of the Transaction” is incorporated herein by reference.
Item 11. Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Proxy Statement under “Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

     (b) Securities Transactions. None of Orion, Brantley IV, Brantley III, BEP, Brantley Management IV, Brantley Management III, Brantley Management V, Phoenix, Pinkas Partners, Mr. Pinkas, Mr. Bauer, Mr. Cascio and to the best of Orion’s knowledge, Orion’s directors or executive officers has effected any transaction in the Class A Common Stock during the 60 days preceding the date of filing this Schedule.
Item 12. The Solicitation or Recommendation.
     (d) Intent to Tender or Vote in a Going Private Transaction and (e) Recommendations of Others. The information set forth in the Proxy Statement under “Summary Term Sheet — Vote Required,” “The Special Meeting — Vote Required,” “The Special Meeting—Recommendations of the Special Committee,” “Special Factors — Purpose of and Reasons for the Transaction,” “Special Factors — Benefits of the Transaction,” “Special Factors — Alternatives Considered” and “Special Factors — Recommendation of the Special Committee” is incorporated herein by reference.
     (e) Recommendations of Others. None.
Item 13. Financial Statements.
     (a) Financial Information. The audited financial statements and unaudited interim financial statements of Orion are incorporated by reference in the Proxy Statement from Orion’s Annual Report on Form 10-K for the year ended December 31, 2006, and Orion’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007. The information set forth in the Proxy Statement under “Financial Information,” “Documents Incorporated by Reference” and “Where You Can Find More Information” is incorporated herein by reference.
     (b) Pro forma Information. The information set forth in the Proxy Statement under “Financial Information — Pro Forma Consolidated Financial Statements (Unaudited)” is incorporated herein by reference.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitation or Recommendation and (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under “Cost of Solicitation of Proxies” is incorporated herein by reference.
Item 15. Additional Information.
     The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.
Item 16. Exhibits.
     (a)(1) Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on November 7, 2007, is incorporated herein by reference.
     (b)(1) Note Purchase Agreement by and among Orion, Phoenix Life Insurance Company, Brantley Partners IV, L.P. and Terrence L. Bauer, dated September 21, 2007 (Exhibit 10.1 to the Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 21, 2007), is incorporated herein by reference.
     (c)(1) Fairness Opinion of Adams Capital, Inc. to the special committee of the board of directors of Orion, dated September 18, 2007 (Appendix B to the Proxy Statement, as filed with the Securities and Exchange Commission on September 21, 2007), is incorporated herein by reference.
     (c)(2) Preliminary Report of Adams Capital, Inc., dated August 24, 2007.
     (c)(3) Draft Report of Adams Capital, Inc., dated September 6, 2007 and reviewed by the special committee of the board of directors of Orion prior to its meeting on September 10, 2007.

     (c)(4) Final Report of Adams Capital, Inc., dated September 6, 2007 and reviewed by the special committee of the board of directors of Orion prior to its meeting on September 18, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2007

ORION HEALTHCORP., INC.

	By:	/s/ Terrence L. Bauer

Terrence L. Bauer
President, Chief Executive Officer and
Director

BRANTLEY PARTNERS IV, L.P.

By: BRANTLEY MANAGEMENT IV, L.P., its General Partner

	By:	/s/ Paul H. Cascio

Paul H. Cascio
General Partner

BRANTLEY VENTURE PARTNERS III, L.P.

By: BRANTLEY VENTURE MANAGEMENT III, L.P., its General Partner

	By:	/s/ Paul H. Cascio

Paul H. Cascio
General Partner

BRANTLEY EQUITY PARTNERS, L.P.

By: BRANTLEY MANAGEMENT V, LLC, its General Partner

	By:	/s/ Paul H. Cascio

Paul H. Cascio
Member

BRANTLEY MANAGEMENT IV, L.P.

By: PINKAS FAMILY PARTNERS, L.P., its General Partner

	By:	/s/ Robert P. Pinkas

Robert P. Pinkas
General Partner

BRANTLEY VENTURE MANAGEMENT III, L.P.

By: PINKAS FAMILY PARTNERS, L.P., its General Partner

By:	/s/ Robert P. Pinkas

Robert P. Pinkas
General Partner

BRANTLEY MANAGEMENT V, LLC

By: PINKAS FAMILY PARTNERS, L.P., its General Partner

By:	/s/ Robert P. Pinkas

Robert P. Pinkas
General Partner

PHOENIX LIFE INSURANCE COMPANY

By:	/s/ John H. Beers

John H. Beers
Vice President and Counsel

PINKAS FAMILY PARTNERS, L.P.

By:	/s/ Robert P. Pinkas

Robert P. Pinkas
General Partner

/s/ Terrence L. Bauer

Terence L. Bauer

/s/ Robert P. Pinkas

Robert P. Pinkas

/s/ Paul H. Cascio

Paul H. Cascio

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on November 7, 2007, is incorporated herein by reference.

(b)(1)
Note Purchase Agreement by and among Orion, Phoenix Life Insurance Company, Brantley Partners IV, L.P. and Terrence L. Bauer, dated September 21, 2007 (Exhibit 10.1 to the Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 21, 2007), is incorporated herein by reference.

(c)(1)
Fairness Opinion of Adams Capital, Inc. to the special committee of the board of directors of Orion, dated September 18, 2007 (Appendix B to the Proxy Statement, as filed with the Securities and Exchange Commission on September 21, 2007), is incorporated herein by reference.

(c)(2)	Preliminary Report of Adams Capital, Inc., dated August 24, 2007.

(c)(3)	Draft Report of Adams Capital, Inc., dated September 6, 2007 and reviewed by the special committee of the board of directors of Orion prior to its meeting on September 10, 2007.

(c)(4)	Final Report of Adams Capital, Inc., dated September 6, 2007 and reviewed by the special committee of the board of directors of Orion prior to its meeting on September 18, 2007.